Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended December 31, 2013

Monaco, February 28, 2014, GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended December 31, 2013.

Highlights

•	EBITDA(1) of $43.8 million (Q4 2012: $8.6 million), earnings per share (“EPS”) of $0.34 (Q4 2012: $0.04) and Profit of $21.4 million (Q4 2012: $2.7 million) for the fourth quarter.

•	Adjusted EBITDA(1) of $39.7 million (Q4 2012: $7.6 million), Adjusted EPS(1) of $0.28 (Q4 2012: $0.03) and Adjusted Profit(1) of $17.4 million (Q4 2012: $1.8 million) for the fourth quarter.

•	Quarterly dividend of $0.12 per common share payable on March 25, 2014.

•

Delivery of GasLog Chelsea in October, and active throughout the quarter, delivering above expectations in current market conditions.

Delivery of GasLog Seattle in December and the commencement of her multi-year charter to a subsidiary of Royal Dutch Shell plc.

•	Agreement to purchase three LNG carriers from a subsidiary of BG Group plc. (“BG Group”) for $468 million with time charters back to BG Group for six years.

•	The transaction will be fully financed by a $325.5 million committed loan and $199.4 million in net proceeds from our public offering and private placement of common shares completed on January 22, 2014.

•	Our master limited partnership (“MLP”) subsidiary confidentially submitted draft registration statement on Form F-1 to the U.S. Securities and Exchange Commission (“SEC”) for an initial public offering of its units.

(1)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Mr. Paul Wogan, Chief Executive Officer, stated “I am delighted to report a strong final quarter of 2013, which concludes a successful year for GasLog. In 2013, we have grown our fleet both through ship acquisitions and the exercise of newbuilding options and I am particularly pleased that whilst delivering this growth, we have also executed on our existing business plan. Through 2013, we have increased our backlog of contracted revenue significantly, broadened our financial platform in the capital markets, increased our dividend and entered the spot market, where we have won a number of contracts with new customers. All this has been achieved with 100% utilization of our contracted fleet, and with an excellent safety record. With the delivery of the GasLog Seattle in December, we took delivery of five newbuildings in total this year, all of which commenced multi-year charters to subsidiaries of either Shell or BG. The acquisition of the GasLog Chelsea in October and the subsequent charters to highly reputable counterparties means that we now have eight vessels on the water, compared to two at the beginning of the year. This exposure to the spot market is a small part of our total fleet but our presence in this developing sector continues to enhance our reputation with new and existing customers.

After the end of the quarter, there were two very important developments for GasLog. Firstly, we announced our intention to make a confidential submission to the SEC of a draft registration statement for an MLP, which has now taken place. Secondly, we announced the proposed $468m acquisition and charter back of three ships from BG Group, and completed an equity offering to fund part of the acquisition. We have talked in the past about potential industry consolidation in LNG shipping and this accretive transaction along with our acquisition of the GasLog Chelsea are great examples of our ability to take advantage of these opportunities. We will look to grow our fleet further through value-accretive opportunities that fit within GasLog’s disciplined growth strategy and ultimately deliver value for our shareholders.”

Dividend Declaration

On February 27, 2014, the Board of Directors declared a quarterly cash dividend of $0.12 per common share payable on March 25, 2014 to shareholders of record as of March 10, 2014.

Agreement for three LNG Carriers from BG Group

In January 2014, GasLog signed an agreement with Methane Services Ltd. (“MSL”), an affiliate of BG Group, to purchase three LNG carriers from MSL’s fleet and to charter those ships back to MSL for six-year initial terms (the “BG Group transaction”). MSL also has the option to extend the term of the time charters for two of the ships for a period of either three or five years at its election. The ships to be acquired will be nominated by MSL from an agreed group of six sister ships built at Samsung Heavy Industries Co. Ltd. (“Samsung”) in 2006 and 2007. GasLog supervised the construction of all six ships and has provided technical management for them since delivery. The aggregate cost to GasLog for the ships is expected to be approximately $468 million. Each LNG carrier to be acquired is a modern, steam powered vessel and has a cargo capacity of 145,000 cubic meters.

Equity Offering

On January 22, 2014, GasLog completed a follow-on public offering of 10,925,000 common shares (the “Public Offering”), including 1,425,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares. The public offering price was $15.75 per share. The Company also sold 2,317,460 common shares at the public offering price in a concurrent private placement to certain of its directors and officers and one of its major shareholders (the “Private Placement”). The net proceeds from the Public Offering and the Private Placement, after deducting underwriting discounts and other offering expenses, were $199.4 million.

Proposed Initial Public Offering of MLP

In January 2014, the Board of Directors authorized GasLog to make a confidential submission to the SEC of a draft registration statement on Form F-1 for an initial public offering of units in a MLP to be formed to own certain of GasLog’s LNG carriers with multi-year charters. The proceeds of the offering will principally be used to reduce indebtedness. Completion of the initial public offering is subject to further Board authorization as well as completion of the SEC review process.

Delivery of GasLog Seattle

On December 9, 2013, GasLog took delivery of the GasLog Seattle, an LNG carrier of 155,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung. The vessel is chartered out to a subsidiary of Royal Dutch Shell plc. from its delivery until 2020, with charterer’s option to extend the terms of the charter at specified rates.

Delivery of GasLog Chelsea

On October 4, 2013, GasLog took delivery of the GasLog Chelsea, a 2010-built 153,600 cubic meters LNG Carrier from STX Pan Ocean LNG Pte. Ltd., a Singapore based company, at a purchase price of $160 million. The vessel is operating in the spot market.

New Financing

In connection with the acquisition of the three ships from MSL, GasLog obtained commitments from Citibank for $325.5 million of debt financing with a two year maturity and a short-term bridge loan facility for up to $100.0 million. As a result of the funds raised from the Public Offering and the concurrent Private Placement, the bridge loan facility was cancelled.

Financial Summary

	For the three months		For the year
In millions of U.S. dollars except per share numbers	Q4 2012	Q4 2013	Q4 2012	Q4 2013
EBITDA(1)	8.6	43.8	27.8	119.4
Adjusted EBITDA(1)	7.6	39.7	34.0	101.6
Profit	2.7	21.4	4.3	56.9
Adjusted Profit(1)	1.8	17.4	10.5	39.1
EPS(1)	0.04	0.34	0.07	0.91
Adjusted EPS(1)	0.03	0.28	0.18	0.62

For the three-months and year ended December 31:

Profit was $21.4 million and $56.9 million for the quarter and the year ended December 31, 2013, respectively ($2.7 million and $4.3 million for the quarter and the year ended December 31, 2012, respectively). This increase is mainly attributable to the delivery of the GasLog Shanghai, the GasLog Santiago, the

GasLog Sydney, the GasLog Skagen, and the GasLog Seattle on January 28, 2013, March 25, 2013, May 30, 2013, July 25, 2013, and December 9, 2013, respectively, and the commencement upon delivery of their charter party agreements. The GasLog Chelsea, delivered on October 4, 2013 also contributed to these profit numbers and has operated on the spot market since delivery.

EPS was $0.34 and $0.91 for the quarter and the year ended December 31, 2013, respectively ($0.04 and $0.07 for the quarter and the year ended December 31, 2012, respectively). The increase in EPS is attributable to the increase in profit.

EBITDA(1) was $43.8 million and $119.4 million for the quarter and the year ended December 31, 2013, respectively ($8.6 million and $27.8 million for the quarter and the year ended December 31, 2012, respectively).

Adjusted Profit(1) was $17.4 million and $39.1 million for the quarter and the year ended December 31, 2013, respectively ($1.8 million and $10.5 for the quarter and the year ended December 31, 2012, respectively), after excluding the effects of the unrealized gain/(loss) on swaps and foreign exchange gains.

Adjusted EPS(1) was $0.28 and $0.62 for the quarter and the year ended December 31, 2013, respectively ($0.03 and $0.18 for the quarter and the year ended December 31, 2012, respectively).

Adjusted EBITDA(1) was $39.7 million and $101.6 million for the quarter and the year ended December 31, 2013, respectively ($7.6 million and $34.0 million for the quarter and the year ended December 31, 2012, respectively).

Revenues were $59.3 million and $157.2 million for the quarter and the year ended December 31, 2013, respectively ($18.3 million and $68.5 million for the quarter and the year ended December 31, 2012, respectively). The increase is mainly attributable to the delivery of the six ships as outlined above.

Vessel operating and supervision costs were $14.2 million and $34.9 million for the quarter and the year ended December 31, 2013, respectively ($4.3 million and $14.6 million for the quarter and the year ended December 31, 2012, respectively). The increase is mainly attributable to the vessel operating costs of the six ships delivered during 2013.

(1)	See Exhibit II for a discussion and reconciliation of these non-GAAP measures.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase to $352.2 million for the fiscal year 2017, based on contracts in effect as of December 31, 2013 for the fifteen ships in GasLog’s wholly-owned fleet for which time charters have been secured, including the contracted revenue for the three ships that will be acquired pursuant to the BG Group transaction and the five newbuildings that are scheduled to be delivered on various dates in 2014, 2015 and 2016, but does not include extension options.

Liquidity and Financing

As of December 31, 2013, GasLog had cash and cash equivalents of $103.8 million of which $28.78 million was held in time deposits. Moreover, as of December 31, 2013, GasLog had $4.5 million held in time deposits with an initial duration of more than three months but less than a year which have been classified as short-term investments.

As of December 31, 2013, GasLog had an aggregate of $1.06 billion of indebtedness outstanding under six credit agreements, of which $104.75 million is repayable within one year. As of December 31, 2013, GasLog also had $82.23 million outstanding under its NOK 500 million bonds that are payable in June 2018.

As of December 31, 2013 there is an undrawn amount of $10.51 million from the revolving facility of GAS-two Ltd. from which $2.68 million was drawn in January 2014. The balance is available to be drawn under certain conditions. In addition, there is one loan facility with an aggregate undrawn amount of $435 million available that will be used to finance a portion of the contract prices of three of our newbuildings upon their deliveries.

As of December 31, 2013, GasLog’s commitments for capital expenditures are related to the seven LNG carriers on order at Samsung, which have a gross aggregate contract price of approximately $1.39 billion. As of December 31, 2013, the total remaining balance of the contract prices of the seven newbuildings was $1.27 billion and will be funded with available cash, cash from operations, existing debt and other future financings we will seek to secure.

Around two thirds of GasLog’s expected floating interest rate exposure has been hedged, and the weighted average interest rate of all existing debt is approximately 4.5% (including margin) as of December 31, 2013.

Business Update

As of December 31, 2013 GasLog has seven newbuildings on order at Samsung. Our vessels presently under construction are on schedule and within budget.

The seven on-the-water ships in GasLog’s fleet, currently on long-term charters, performed without any off-hire during the quarter ended December 31, 2013, thereby achieving full utilization for the period.

GasLog has secured an extension of the previously reported options for the construction of up to six (4 priced and 2 unpriced) additional LNG carriers (174,000 cubic meters each) from Samsung until the end of the first quarter of 2014.

LNG Market Update and Outlook

We believe that the long-term outlook for LNG shipping remains very positive with several significant liquefaction projects nearing completion and, over the coming years, a steady stream of large projects expected to come online around the world in places such as Australia, USA, Russia, Canada and East Africa. During the fourth quarter of 2013, the 16mtpa Yamal project in North West Siberia took final investment decision (“FID”) and a further approval was given by the U.S. Department of Energy for Freeport train 3 in the USA for exports to non-Free Trade Agreement countries.

During the fourth quarter of 2013 short-term rates for LNG carriers gradually decreased. However, demand for LNG remained high as evidenced by the high prices achievable in the Far East. A lack of available LNG cargoes in the Atlantic basin reduced demand for short-term LNG charters and more ships became available as newbuilds were delivered. This pressure on short-term rates is likely to continue into Q1 2014 as open newbuilds continue to be delivered at a faster pace than liquefaction projects come online.

GasLog’s strategy has been to remain largely contracted over 2014 and 2015 and whilst we may see rates fall from the historically high levels of the last few years, the make-up of our fleet with long-term contracts to reputable counterparties largely protects us from any near term volatility. Looking ahead, we do expect to see significant opportunities to capture the upside in the spot market when new liquefaction capacity begins production to outstrip the number of ships being delivered. With the recently announced BG Group transaction, we will significantly increase our backlog of contracted revenue to approximately $2.5 billion, which further improves the company’s financial flexibility and liquidity.

The acquisition of the GasLog Chelsea and BG Group transaction demonstrate our willingness and ability to take advantage of attractive opportunities as they arise. Our financial flexibility alongside our contracted revenue base allow us to look at potential opportunities that meet our disciplined return criteria in both the short and long-term markets going forward.

Through the delivery of our newbuilding program and the addition of on-the-water vessels, we believe GasLog is very well placed to take advantage of the continuing growth in the LNG industry.

Conference Call

GasLog will host a conference call at 8:30 a.m. Eastern Time (1:30 p.m. London Time) on Friday, February 28, 2014 to discuss the fourth quarter 2013 results. The dial-in number is +1-646-254-3365 (New York, NY) and +44 (0) 203 427 1905 (London, UK), passcode is 9828325. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 12:30 p.m. Eastern Time (5:30 p.m. London Time) on February 28, 2014 until 6:59 p.m. Eastern Time on Wednesday, March 7, 2014 (11:59 p.m. London Time). The replay dial-in number is +1-347-366-9565 (New York) and +44 (0) 203 427 0598 (London). The replay passcode is 9828325.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following the acquisition of the three MSL ships, GasLog’s fleet will include 18 wholly-owned LNG carriers, including eleven ships in operation and seven LNG carriers on order. GasLog currently has 12 LNG carriers, including the three ships subject to the agreement with MSL, operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to complete the formation of a proposed master limited partnership; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)

Phone: +377 9797 5115

Jamie Buckland (GasLog, Monaco)

Phone: +377 9797 5118

Ray Posadas (Solebury Communications, NYC)

Phone: +1 203-428-3231

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	2012	2013
	(restated)(1)
Assets
Non-current assets
Goodwill	9,511,140	9,511,140
Investment in associate	6,856,144	6,326,264
Derivative financial instruments	—	9,144,834
Deferred financing costs	24,278,983	12,793,375
Other non-current assets	4,071,071	2,658,320
Tangible fixed assets	426,879,545	1,529,719,894
Vessels under construction	217,321,572	120,295,239
Total non-current assets	688,918,455	1,690,449,066
Current assets
Trade and other receivables	2,431,852	7,256,534
Dividends receivable and due from related parties	859,121	2,476,122
Inventories	480,554	5,935,576
Prepayments and other current assets	425,385	2,263,294
Short-term investments	104,674,150	4,500,000
Cash and cash equivalents	110,978,315	103,797,922
Total current assets	219,849,377	126,229,448
Total assets	908,767,832	1,816,678,514
Equity and liabilities
Equity
Share capital	628,632	628,632
Contributed surplus	621,879,379	614,964,431
Reserves	(11,049,090)	(3,428,313)
Accumulated deficit	(8,187,530)	27,368,310
Equity attributable to owners of the Group	603,271,391	639,533,060
Current liabilities
Trade accounts payable	1,794,300	5,734,673
Ship management creditors	850,680	8,148,219
Amounts due to related parties	121,663	122,786
Derivative financial instruments	7,144,738	14,235,286
Other payables and accruals	15,094,483	30,271,660
Loans—current portion	25,753,343	100,320,398
Total current liabilities	50,759,207	158,833,022
Non-current liabilities
Derivative financial instruments	24,183,718	2,917,577
Loans—non-current portion	228,514,890	1,014,753,538
Other non-current liabilities	2,038,626	641,317
Total non-current liabilities	254,737,234	1,018,312,432
Total equity and liabilities	908,767,832	1,816,678,514

(1) Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013.

Unaudited condensed consolidated statements of profit or loss

For the three months and the years ended December 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013
	(restated)(1)		(restated)(1)
Revenues	18,297,681	59,337,795	68,542,087	157,239,696
Vessel operating and supervision costs	(4,303,891)	(14,182,359)	(14,646,407)	(34,918,920)
Depreciation of fixed assets	(3,291,587)	(10,304,561)	(13,064,898)	(29,321,948)
General and administrative expenses	(5,948,209)	(5,667,093)	(20,380,090)	(21,596,924)
Profit from operations	4,753,994	29,183,782	20,450,692	71,401,904
Financial costs including gain/(loss) on swaps	(2,612,833)	(8,175,414)	(18,452,877)	(16,353,682)
Financial income	249,237	60,334	1,174,361	410,974
Share of profit of associate	316,904	376,174	1,078,057	1,470,120
Total other expense	(2,046,692)	(7,738,906)	(16,200,459)	(14,472,588)
Profit for the period/year	2,707,302	21,444,876	4,250,233	56,929,316

Earnings per share - basic and diluted	0.04	0.34	0.07	0.91

(1) Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013.

Unaudited condensed consolidated statements of cash flow

For the years ended December 31, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	For the years ended
	December 31, 2012	December 31, 2013
	(restated)(1)
Cash flows from operating activities:
Profit for the year	4,250,233	56,929,316
Adjustments for:
Depreciation of fixed assets	13,064,898	29,321,948
Share of profit of associate	(1,078,057)	(1,470,120)
Financial income	(1,174,361)	(410,974)
Financial costs	11,669,562	27,851,400
Unrealized loss/(gain) on swaps	6,783,315	(17,226,925)
Non-cash employee benefits	3,481,090	492,822
Unrealized foreign exchange gains on cash and cash equivalents and short-term investments	(627,758)	(1,013,004)
Non-cash defined benefit obligations	35,844	81,396
	36,404,766	94,555,859
Movements in working capital	(341,871)	13,779,446
Cash provided by operations	36,062,895	108,335,305
Interest paid	(11,144,727)	(21,590,780)
Net cash from operating activities	24,918,168	86,744,525

Cash flows from investing activities:
Dividends received from associate	950,000	1,640,027
Payments for tangible fixed assets and vessels under construction	(110,765,495)	(1,038,153,383)
Return of contributed capital from associate	—	359,973
Purchase of short-term investments	(307,914,861)	(44,969,200)
Maturity of short-term investments	204,091,159	145,046,500
Financial income received	1,017,884	560,516
Net cash used in investing activities	(212,621,313)	(935,515,567)

Cash flows from financing activities:
Proceeds from bank loans and bond	—	1,026,199,965
Bank loan repayment	(27,454,542)	(142,648,971)
Payment of loan issuance costs	(16,221,986)	(14,781,775)
Payment of initial public offering (“IPO”) costs	(3,515,267)	—
Proceeds from sale of common shares (net of underwriting discounts and commissions)	314,255,049	—
Dividend paid	(6,914,948)	(28,288,424)
Capital contributions received	18,662,935	—
Net cash from financing activities	278,811,241	840,480,795
Effects of exchange rate changes on cash and cash equivalents	(222,690)	1,109,854
Increase/(decrease) in cash and cash equivalents	90,885,406	(7,180,393)
Cash and cash equivalents, beginning of the year	20,092,909	110,978,315
Cash and cash equivalents, end of the year	110,978,315	103,797,922

(1) Restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013.

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before unrealized gain/loss on swaps and foreign exchange gains. Adjusted Profit and Adjusted EPS represent earnings and earnings per share, respectively, before unrealized gain/loss on swaps and foreign exchange gains. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, taxes, depreciation and amortization, and in the case of Adjusted EBITDA, Adjusted Profit and Adjusted EPS, unrealized gain/loss on swaps and foreign exchange gains, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. These non-GAAP financial measures exclude some, but not all, items that affect profit, and these measures may vary among companies. In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013
Profit for the period/year	2,707,302	21,444,876	4,250,233	56,929,316
Depreciation of fixed assets	3,291,587	10,304,561	13,064,898	29,321,948
Financial costs excluding unrealized gain/(loss) on swaps	2,822,665	12,098,538	11,669,562	33,580,607
Financial income	(249,237)	(60,334)	(1,174,361)	(410,974)
EBITDA	8,572,317	43,787,641	27,810,332	119,420,897
Unrealized (gain)/loss on swaps	(209,832)	(3,923,124)	6,783,315	(17,226,925)
Foreign exchange gains, net	(713,734)	(142,621)	(546,791)	(576,038)
Adjusted EBITDA	7,648,751	39,721,896	34,046,856	101,617,934

Reconciliation of Adjusted Profit to Profit:

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013
Profit for the period/year	2,707,302	21,444,876	4,250,233	56,929,316
Unrealized (gain)/loss on swaps	(209,832)	(3,923,124)	6,783,315	(17,226,925)
Foreign exchange gains, net	(713,734)	(142,621)	(546,791)	(576,038)
Adjusted Profit	1,783,736	17,379,131	10,486,757	39,126,353

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(All amounts expressed in U.S. Dollars except share numbers)

	For the three months ended		For the year ended
	December 31, 2012	December 31, 2013	December 31, 2012	December 31, 2013
Profit for the period/year attributable to Owners of the Group	2,707,302	21,444,876	4,250,233	56,929,316
Less: Earnings allocated to manager shares and subsidiary manager shares	—	—	45,110	—
Earnings attributable to the owners of common shares used in the calculation of basic EPS	2,707,302	21,444,876	4,205,123	56,929,316
Weighted average number of shares outstanding, basic	62,863,166	62,863,166	56,093,775	62,863,166
EPS	0.04	0.34	0.07	0.91

Adjusted profit for the period/year attributable to Owners of the Group	1,783,736	17,379,131	10,486,757	39,126,353
Less: Adjusted earnings allocated to manager shares and subsidiary manager shares	—	—	111,302	—
Adjusted earnings attributable to the owners of common shares used in the calculation of basic EPS	1,783,736	17,379,131	10,375,455	39,126,353
Weighted average number of shares outstanding, basic	62,863,166	62,863,166	56,093,775	62,863,166
Adjusted EPS	0.03	0.28	0.18	0.62